Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.                   Name & Address of Company

Eurasian Minerals Inc. (the “Company”)
Suite 501 - 543 Granville Street
Vancouver, British Columbia
V6C 1X8

Item 2.                   Date of Material Change

August 17, 2012

Item 3.                   News Release

A press release dated August 21, 2012 was issued to the British Columbia and Alberta Securities Commission, the TSX Venture Exchange and through the facilities of Marketwire via Canadian Timely Disclosure.

Item 4.                   Summary of Material Change

On August 20, 2012, Vancouver, British Columbia (TSX Venture: EMX; NYSE MKT: EMXX) - Eurasian Minerals Inc. (“EMX” or the “Company”) announced that on August 20, 2012, the TSX Venture Exchange granted its final approval with respect to the Company’s previously announced merger (the “Merger”) with Bullion Monarch Mining, Inc. (“Bullion” or “BULM”). As a result of the Merger, BULM has become a wholly-owned subsidiary of EMX. The Merger was effective on Friday, August 17, 2012.

Under the terms of the merger agreement, BULM shareholders receive 0.45 of an EMX common share and US$0.11 in cash for each share of BULM common stock held. The value of the total Merger consideration paid to BULM shareholders is approximately US$36.9 million.

Item 5.                   Full Description of Material Change

Item 5.1                 Full Description of Material Change

Please refer to the press release of the Company disseminated on August 21, 2012 attached hereto.

Item 5.2                 Disclosure for Restructuring Transactions

Not applicable

Item 6.                   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.                   Omitted Information

None.

Item 8.                   Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this report:

Valerie Barlow, Corporate Secretary
Phone: 604-688-6390
Email: valerie@eurasianminerals.com

Item 9.                   Date of Report

August 21, 2012

Eurasian Minerals Inc.

NEWS RELEASE

EURASIAN MINERALS RECEIVES FINAL APPROVAL OF MERGER FROM THE TSX VENTURE EXCHANGE

Vancouver, British Columbia, August 21, 2012 (TSX Venture: EMX; NYSE MKT: EMXX) -Eurasian Minerals Inc. (“EMX” or the “Company”) is pleased to announce that on August 20, 2012, the TSX Venture Exchange granted its final approval with respect to the Company’s previously announced merger (the “Merger”) with Bullion Monarch Mining, Inc. (“Bullion” or “BULM”). As a result of the Merger, BULM has become a wholly-owned subsidiary of EMX. The Merger was effective on Friday, August 17, 2012.

Under the terms of the merger agreement, BULM shareholders receive 0.45 of an EMX common share and US$0.11 in cash for each share of BULM common stock held. The value of the total Merger consideration paid to BULM shareholders is approximately US$36.9 million.

About Eurasian Minerals Inc.
EMX is a global gold and copper exploration company utilizing a partnership business model to explore the world’s most promising and underexplored mineral belts. EMX currently has projects in 11 countries on five continents, and generates wealth via grassroots prospect generation, strategic acquisition and royalty growth. Visit EMX’s website at www.EurasianMinerals.com for more information.

For further information contact:

David M. Cole	Valerie Barlow
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: Dave@EurasianMinerals.com	Email: Valerie@EurasianMinerals.com
Website: www.EurasianMinerals.com

The NYSE MKT, TSX Venture Exchange and the Investment Industry Regulatory Organization of Canada do not accept responsibility for the adequacy or accuracy of this release.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com